March 29, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

              Re: Jack in the Box Inc.
       Form 10-K for the Year Ended September 30, 2018
       Filed November 21, 2018
       Form 8-K Furnished February 20, 2019
       File No. 001-09390

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated March 21, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended September 30, 2018 and Form 8-K furnished February 20, 2019 of Jack in the Box Inc. (the “Company”).

For the Staff's convenience, the Staff's comment has been stated below in its entirety, with the Company's responses to the comment set out immediately underneath it. The heading and numbered paragraph in this letter corresponds to the heading and numbered paragraph in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filings.

Form 8-K Furnished February 20, 2019

Exhibit 99.1 Earnings Release, page 1

1.    We note from your response to our prior comment 2, that you will make changes to the disclosures related to your non-GAAP financial measures Restaurant-Level EBITDA and Franchise EBITDA, including reconciling the amounts to earnings from operations and revising the disclosure as to the nature and usefulness of the measure. We continue to believe however, that these measures should not be labeled as “EBITDA” measures in light of the fact that they adjust out operating costs. In this regard, they appear to be restaurant-level operating margin and franchise operating margin and we believe these measures should be re-labeled to reflect this title or something similar. In general, we would expect Adjusted EBITDA measures to be reconciled to net income, but based on the nature of this measure that would not be considered appropriate. Please revise accordingly.

We respectfully acknowledge the Staff’s comment and the Company will re-label these measures to be “Restaurant-Level Margin” and “Franchise-Level Margin” in future filings.

The Company hereby acknowledges that:
•    The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•    Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commissions from taking any action with respect to the Company’s filings.

•    The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the Unites States.

    Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at (858) 571-2320.

Very truly yours,

/s/ Lance F. Tucker
Lance F. Tucker
Executive Vice President and Chief Financial Officer

cc:   Leonard A. Comma, Chairman of the Board and Chief Executive Officer
 Phillip H. Rudolph, Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary
 Paul Melancon, Senior Vice President of Finance, Controller and Treasurer
 KPMG LLP